SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

TABLE OF CONTENTS

Page
Signature Page	3

Overseas Regulatory Announcement dated June 24, 2007	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 25, 2007	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

3

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false presentations or misleading statements contained in, or material omissions from, this announcement.

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published domestically pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange, and in Hong Kong pursuant to the disclosure obligations under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Special Notice:

-	The Company will not disclose its A-share share reform proposal within the upcoming week. Investors are reminded to be aware of investments risks.

-	At present, holders of non-circulating shares of the Company are studying the relevant issues regarding the share reform of the Company. No specific proposals have been presented for the time being.

1.	Current Status of the Share Reform Proposal by Holders of Non-Circulating Shares of the Company

At present, holders of non-circulating shares of the Company are studying the relevant issues regarding the share reform of the Company. No specific proposals have been presented for the time being.

2.	Status of the Sponsoring Institution for the Share Reform of the Company

At present, the Company has not entered into any share reform sponsorship agreement with a sponsoring institution.

3.	Confidentiality and Responsibilities of Directors

All directors of the Company have confirmed and clearly informed the relevant parties to fulfill the obligation of confidentiality in accordance with the requirements of Article 7 of the Measures on the Administration of Share Reforms by Listed Companies.

All directors of the Company warrant the timely disclosure of matters in relation to the share reform in accordance with the requirements of Rules 7.3 and 7.4 of the Rules Governing Listing of Stocks on Shanghai Stock Exchange.

All directors of the Company have confirmed that they are aware of the penalties for failure to make statutory information disclosure and for insider dealing as stipulated in the Criminal Law, the Securities Law and the Measures on the Administration of Share Reforms by Listed Companies.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 24 June 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.